Yukon-Nevada Gold Corp.
490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel.: (604) 688-9427 • Fax.: (604) 688-9426

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Yukon-Nevada Gold Corp. (the "Company") will be held at 490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1, on Thursday, May 13, 2010 at 10:00 a.m. (local time) to transact the usual business of an Annual General and Special Meeting (the “Meeting”) and for the following purposes:

1	To receive the report of the directors.

2

To receive and consider the audited financial statements of the Company for the fiscal period ended December 31, 2009, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5	To increase the number of directors comprising the Board from seven (7) to Nine (9) and to determine the number of directors at Nine (9).

6

To consider and, if thought fit, to approve a special resolution amending the Articles of the Company by deleting Part 14, "Election and Removal of Directors", in its entirety and substituting therefor a new Part 14 which will provide for staggered three-year terms for directors of the Company by dividing the board into three classes, each having different retirement dates, all as more fully set forth in the Information Circular accompanying this Notice.

7	(a)	In the event that the members approve the special resolution amending the Articles of the Company, to elect directors to hold office for initial terms of up to three years; or

	(b)	In the event that the members do not approve the special resolution amending the Articles of the Company, to elect directors to hold office until the close of the next Annual General Meeting.

8

To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution approving the Company’s Incentive Stock Option Plan (the "Plan") whereunder the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting options under the Plan.

9	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to May 13, 2010 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on April 8, 2010 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 14th day of April, 2010.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.
“Robert F. Baldock”
Robert F. Baldock, President and CEO